NO ACT

DC
PE
3-25-10

Act: 1934
Section: 13A
Rule:
Public
Availability: 3/26/2010



10011121

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AutoImmune, Inc.
Incoming letter dated March 25, 2010

Based on the facts presented, the Division will not object if AutoImmune stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that AutoImmune has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, AutoImmune will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2010

Mail Stop 4561

Michelle L. Basil
Nutter McClennen & Fish LLP
World Trade Center West
155 Seaport Boulevard
Boston, MA 02210-2604

Re: AutoImmune Inc.

Dear Ms. Basil:

In regard to your letter of March 25, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Michelle L. Basil
Direct Line: 617-439-2477
Fax: 617-310-9477
E-mail: mbasil@nutter.com

March 25, 2010
18927-83

Securities Exchange Act of 1934, Sections 13(a) and 15(d)
Rule 12h-3 Promulgated under Securities Exchange Act of 1934

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
E-Mail: cfletters@sec.gov

Re: AutoImmune Inc. - No-Action Request

Ladies and Gentlemen:

On behalf of our client, AutoImmune Inc., a Delaware corporation (the "Company" or "AutoImmune"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of the Company's registration statements on Form S-8, and the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ended December 31, 2009 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the Commission periodic and current reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statements on Form S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act (*i.e.*, the fiscal year ending December 31, 2009). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file an Annual Report on Form 10-K for the year ended December 31, 2009.

The Company filed a Form 15 pursuant to Rule 12g-4(a)(2) to discontinue its reporting obligations under Section 12(g) of the Exchange Act on March 8, 2010. **Subject to the Staff's**



concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligations under Section 15(d) of the Exchange Act prior to the March 31, 2010 filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2009.

Factual Background

AutoImmune is a biopharmaceutical company that has been involved in the development of treatments for autoimmune and cell-mediated inflammatory diseases and conditions. AutoImmune has exclusively licensed certain of its intellectual property rights pertaining to an injectable therapy for the treatment of multiple sclerosis to BioMS Medical Corp. ("BioMS"). Under the license agreement, BioMS makes monthly diligence payments to AutoImmune and will pay royalties to AutoImmune on sales of all products covered by the license agreement. In July 2009, BioMS and its collaboration partner, Ely Lilly and Co., reported that dirucotide, the lead drug covered by AutoImmune's license agreement with BioMS, did not meet the primary endpoint of delaying disease progression during the two-year Phase III trial in patients with secondary progressive multiple sclerosis. In addition, there were no statistically significant differences between dirucotide and placebo on the secondary endpoints of the study. BioMS also announced that it would discontinue ongoing clinical trials and review available data to develop a future plan. In September 2009, BioMS and Eli Lilly announced that the license and collaboration agreement between BioMS and Eli Lilly with respect to the development of dirucotide had been terminated.

In October 2009, the Company retained Junewicz & Co. to explore and evaluate the Company's strategic options. On March 9, 2010, the Company announced that its Board of Directors has determined, after consideration of potential strategic alternatives, that it is in the best interests of the Company and its stockholders to liquidate the Company's assets and to dissolve the Company. The Company intends to call a special meeting of the stockholders to seek approval of a Plan of Complete Liquidation and Dissolution.

The Company is current in all of its periodic and current reports through the date of this letter. The Company's fiscal year ends on December 31 of each year. The Company will file with the SEC all required periodic and current reports until the date the Company files with the SEC its Form 15 pursuant to Rule 12h-3 discontinuing its reporting obligations under Section 15(d) of the Exchange Act.

The Company's common stock, par value $.01 (the "Common Stock"), is the only class of securities (equity or debt) outstanding and the only class of securities that has been registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act. Since May 2004, the Common Stock has been quoted on the OTC Bulletin Board and, for a period in 2008, the Pink Sheets under the



symbol "AIMM". Once the Company ceases to file periodic and current reports with the SEC, the Company's Common Stock will no longer be eligible to trade on the OTC Bulletin Board.

The Company's total assets have not exceeded $10 million on December 31 of each of the Company's most recent three fiscal years. As of March 22, 2010, the Company had 16,999,623 shares of Common Stock outstanding held by approximately 243 record stockholders. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is due on March 31, 2010.

Registration Statements

The Company has on file with the Commission the following registration statements under the Securities Act:

- *Form S-8 (File No. 333-158213, filed and effective March 26, 2009)*: This registration statement registered the offer and sale of 327,000 shares of Common Stock underlying awards that may be granted pursuant to the AutoImmune Inc. 2008 Stock Option Plan.

- *Form S-8 (File No. 333-68309, filed and effective December 3, 1998)*: This registration statement registered the offer and sale of 1,300,000 shares of Common Stock underlying awards that may be granted pursuant to the AutoImmune Inc. 1998 Stock Option Plan.

- *Form S-8 (File No. 333-41703, filed and effective December 8, 1997)*: This registration statement registered the offer and sale of an additional 600,000 shares of the Common Stock under the AutoImmune Inc. Amended and Restated 1988 Stock Option Plan (the "1988 Plan").

- *Form S-8 (File No.* 333-04397, *filed and effective May 23, 1996)*: This registration statement registered the offer and sale of an additional 225,000 shares issuable upon the exercise of stock options under the AutoImmune Inc. Stock Option Plan for Nonemployee Directors (the "Director Plan").

- *Form S-8 (File No. 33-93016, filed and effective June 2, 1995)*: This registration statement registered the offer and sale of an additional 600,000 shares issued or issuable under the 1988 Plan.

- *Form S-8 (File No. 33-82972, filed and effective August 17, 1994)*: This registration statement registered the offer and sale of 75,000 shares issuable upon the exercise of stock options under the Director Plan.



- *Form S-8 (File No. 33-69534, filed and effective September 28, 1993)*: This registration statement registered the offer and sale of 2,500,000 shares issued or issuable under the 1988 Plan.

One of the registration statements on Form S-8 identified above (File. No. 333-158213) went effective in 2009. Each of the registration statements on Form S-8 identified above were automatically updated in 2009 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2008. No shares of Common Stock were issued or sold under any of such registration statements during the fiscal year ended December 31, 2009 or during the current fiscal year to date, although during that time frame stock options to purchase a total of 69,500 shares of Common Stock were granted pursuant to the AutoImmune Inc. 2008 Stock Option Plan and stock options to purchase a total of 22,500 shares of Common Stock were granted pursuant to the AutoImmune Inc. Stock Option Plan for Nonemployee Directors. On March 19, 2010, the Company filed post-effective amendments to each of the registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold.

Discussion

On March 8, 2010, the Company filed a Form 15 certifying that its Common Stock was held of record by fewer than 500 persons and terminating its duty to file reports under Section 12(g) of the Exchange Act. In accordance with Rule 12g-4(b), the Company's obligation under Section 12(g) to file reports required under Section 13(a) of the Exchange Act was suspended immediately upon the filing of the Form 15. The Company immediately became subject to the reporting obligations imposed under Section 15(d) of the Exchange Act upon the termination of its Exchange Act reporting obligations under Section 12(g). Section 15(d) provides that the periodic and current reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Common Stock meets the criteria set forth in each of Rule 12h-3(b)(i) and (ii) in that the Common Stock is held of record by fewer than 300 stockholders and the Company's total assets have not exceeded $10 million on the December 31 of each of the Company's most recent three fiscal years.



However, subsection (c) of Rule 12h-3 provides that the suspension of the Company's obligation to file reports under Section 13(a) of the Exchange Act is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b) because one of the registration statements on Form S-8 identified above was filed by the Company in 2009 and each of the Company's registration statements on Form S-8 were automatically updated as required under Section 10(a)(3) when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has frequently recognized that public policy considerations may not always require a literal application of Rule 12h-3(c). In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983). *See also* DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech. Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

As stated above, no shares of Common Stock were issued under any of the Company's registration statements on Form S-8 during the Company's last fiscal year or the current fiscal year to date. On March 19, 2010, the Company filed post-effective amendments to each of the registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold. The post-effective amendments will became effective immediately upon filing. The stock options to purchase shares of the Common Stock pursuant to the various equity incentive plans covered by the registration statements on Form S-8 identified above are currently held by 5 persons, all of whom are current executive officers and/or directors of the Company. Notwithstanding the termination of the Company's registration statements on Form S-8, the holders of stock options will not be disadvantaged by the absence of periodic and current reports under the Exchange Act because, as executive officers and directors of the Company, they have access to information about the Company, and have the ability to ask questions of management prior to making a decision to exercise any stock options. Furthermore, all such stock options have exercise prices that are significantly higher than the price at which the Common Stock is currently trading. Securities issued under outstanding stock options will be restricted securities



as defined in Rule 144. Therefore, the shares acquired upon exercise of such stock options may be made only pursuant to an effective registration statement or pursuant to an exception from registration under the Securities Act.

In determining to terminate the Company's registration under Section 12(g) of the Exchange Act and to seek to terminate the Company's duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, the Company's Board of Directors concluded that the financial, legal and administrative burdens of continued registration and periodic reporting outweigh the benefits. As of September 30, 2009, the Company had total assets of $8.5 million. The Company reported a net loss of $254,000 for the nine months ended September 30, 2009 and net losses of $345,000, $118,000 and $481,000 for the years ended December 31, 2008, 2007 and 2006, respectively. In light of the Company's current financial condition and the negative Phase III clinical trial results with respect to dirucotide, the lead drug covered by AutoImmune's license agreement with BioMS, the Company's Board of Directors has considered a full range of strategic alternatives in order to enhance shareholder value. Ultimately, the Board of Directors has determined that it is in the best interests of the Company and its stockholders to liquidate the Company's assets and to dissolve the Company, subject to the requisite vote of the Company's stockholders.

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's situation, the investing public realizes minimal benefit from requiring the Company to file periodic and current reports required by Section 13(a) of the Exchange Act. In contrast, the burden of continuing to impose Exchange Act reporting obligations on the Company would be substantial. Further, we note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See, e.g.*, Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

The Company acknowledges that, if on the first day of any subsequent fiscal year the Company does not meet the requirements of Rule 12h-3(b)(1)(i) or (ii) (*i.e.,* that there are more than 500 holders of record of the Company's Common Stock or if the Company's assets as of the pertinent fiscal year end exceed $10.0 million, there are more than 300 holders of record of the Company's Common Stock), the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d) of the Exchange Act, as provided in Rule 12h-3.



Conclusion

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that the effectiveness of the Company's registration statements on Form S-8, and the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act, during the year ending December 31, 2009 will not preclude the Company from utilizing Rule 12h-3 promulgated under the Exchange Act to suspend the Company's duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements on Form S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act (*i.e.*, the fiscal year ending December 31, 2009). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file an Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification under Rule 12h-3 suspending the Company's duty to file periodic and current reports under Section 13(a) and Section 15(d) of the Exchange Act.

If the Staff has any questions with respect to this request or requires additional information, please contact Michelle L. Basil (617) 439-2477 of Nutter McClennen & Fish LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. This letter is being submitted by electronic mail. We would appreciate it if you would acknowledge receipt of this letter by telephone at (617) 439-2477 or by return e-mail to mbasil@nutter.com.

Sincerely,

MBasil

Michelle L. Basil
Partner
Nutter, McClennen & Fish LLP

cc: Robert C. Bishop, Ph.D.
Chairman and Chief Executive Officer
AutoImmune Inc.